ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

150101

Filed in the office of	Document Number 20140282165-51
Ross Miller Secretary of State State of Nevada	Filing Date and Time 04/17/2014 5:53 AM
	Entity Number E0155292010-5

Certificate of Designation
(PURSUANT TO NRS 78.1955)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation For Nevada Profit Corporations (Pursuant to NRS 78.1955)

1. Name of corporation:

DECOR PRODUCTS INTERNATIONAL, INC.

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

The Board of Directors of DECOR PRODUCTS INTERNATIONAL, INC. shall have the authority, by resolution or resolutions, to divide the convertible preferred stock into series, to establish and fix the distinguishing designation of each such series and the number of shares thereof and, within the limitations of applicable law of the state of Nevada or as otherwise set forth in this article, to fix and determine the relative rights and preferences of the shares of each series so established from time to time, thereof. The initial voting rights, preferences and any qualifications, limitations, and other relative rights of the convertible preferred stock are set forth in EXHIBIT A.

3. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

4. Signature: (required)

X

Signature of Officer

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

EXHIBIT A

"Preferred Stock" of Décor Products International, Inc. has voting rights, preferences and any qualifications, limitations, or restrictions set forth below:

(1) Authorization Number. The class of Preferred Stock shall consist of 50,000,000 shares, $.001 par value. The Preferred Stock is authorized by the Board of Directors of this Corporation and shall be senior to the common stock.

(2) Conversion into Common Stock.

(a) Right to Convert. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance (the "Conversion Date") into Ten (10) shares of fully paid and non-assessable shares of Common Stock of the Corporation (the "Conversion Ratio").

(b) Mechanics of Conversion. Before any holder shall be entitled to convert, he shall surrender the certificate or certificates representing Preferred Shares to be converted, duly endorsed or accompanied by proper instruments of transfer, at the office of the Corporation or of any transfer agent, and shall give written notice to the Corporation at such office that he elects to convert the same. The Corporation shall, as soon as practicable thereafter, issue a certificate or certificates for the number of shares of Common Stock to which the holder shall be entitled. The Corporation shall, as soon as practicable after delivery of such certificates, or such agreement and indemnification in the case of a lost, stolen or destroyed certificate, issue and deliver to such holder of Preferred Stock a certificate or certificates for the number of shares of Common Stock to which such holder is entitled as aforesaid and a check payable to the holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Common Stock. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Preferred Stock to be converted.

(c) Adjustment to Conversion Ratio.

(1) Merger or Reorganization. In case of any consolidation or merger of the Corporation as a result of which holder of Common Stock become entitled to receive other stock or securities or property, or in case of any conveyance of all or substantially all of the assets of the Corporation to another corporation, the Corporation shall mail to each holder of Preferred Stock at least thirty (30) days prior to the consummation of such event a notice thereof, and each such holder shall have the option to either (i) convert such holder's shares of Preferred Stock into shares of Common Stock pursuant to this Section 2 and thereafter receive the number of shares of stock or other securities or property to which a holder of the number of shares of Common Stock of the Corporation deliverable upon conversion of such Preferred Stock would have been entitled upon such consolidation, merger or conveyance, or (ii) exercise such holder's rights pursuant to Section 3(a). Unless otherwise set forth by the Board of Directors, the Conversion Ratio shall not be affected by a stock dividend or subdivision (stock split) on the Common Stock of the Corporation, or a stock combination (reverse stock split) or stock consolidation by reclassification of the Common Stock. However, once

the Preferred Stock has been converted to Common Stock, it shall be subject to all corporate actions that affect or modify the common stock.

(d) No Impairment. The Corporation will not, by amendment of its Articles of Incorporation, this Certificate of Designation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Section 2 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of the Preferred Stock against impairment.

(e) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Ratio of the Preferred Stock pursuant to this Section 2, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment and the calculation on which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustment and readjustment, (ii) the Conversion Ratio for the Preferred Stock at the time in effect and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of the Preferred Stock.

(f) Notice of Record Date. In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend which is the same as cash dividends paid in previous quarter) or other distribution, the Corporation shall mail to each holder of Preferred Stock at least ten (10) days prior to the date specified herein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution.

(g) Common Stock Reserve. The corporation shall reserve and keep available out of its authorized but unissued Common Stock such number of shares of Common Stock as shall from time to time be sufficient to effect conversion of the Preferred Stock.

(3) Liquidation Preference. (a) In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary (a "Liquidation"), the assets of the Corporation available for distribution to its stockholders shall be distributed as follows:

(1) The holders of the Preferred Stock shall be entitled to receive, prior to the holders of Common Stock and prior and in preference to any distribution of the assets or surplus funds of the Corporation to the holders of any other shares of stock of the corporation by reason of their ownership of such stock, an amount equal to $1.00 per share with respect to each share of Preferred Stock.

(2) If upon occurrence of a Liquidation the assets and funds thus distributed among the holders of the Preferred Stock shall be insufficient to permit the payment to such holders of the full preferential amount, then the entire assets and funds of the Corporation legally available for distribution shall be distributed among the holders of the Preferred Stock ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

(3) After payment of the full amounts to the holders of Preferred Stock as set forth above in paragraph (3)(a)(1), any remaining assets of the Corporation shall be distributed pro rata to the holders of the Preferred Stock and Common Stock (in the case of the Preferred Stock, on an "as converted" basis into Common Stock).

(b) For purposes of this Section 3, and unless a majority of the holders of the Preferred Stock affirmatively vote or agree by written consent to the contrary, a Liquidation shall be deemed to include (i) the acquisition of the Corporation by another entity by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation) and (ii) a sale of all or substantially all of the assets of the Corporation, unless the Corporation's stockholders of records as constituted immediately prior to such acquisition or sale will, immediately after such acquisition or sale (by virtue of securities issued as consideration for the Corporation's acquisition or sale or otherwise) hold at least fifty percent (50%) of the voting power of the surviving or acquiring entity.

(c) If any of the assets of the Corporation are to be distributed other than in cash under this Section 3, then the board of directors of the Corporation shall promptly engage independent competent appraisers to determine the value of the assets to be distributed to the holders of Preferred Stock or Common Stock. The Corporation shall, upon receipt of such appraiser's valuation, give written notice to each holder of shares of Preferred Stock or Common Stock of the appraiser's valuation.

(4) Voting Rights. Except as otherwise required by law, the holders of Preferred Stock and the holders of Common Stock shall be entitled to notice of any stockholders' meeting and to vote as a single class upon any matter submitted to the stockholders for a vote as follows: (i) the holders of Preferred Stock shall have one vote for each full share of Common Stock into which a share of Preferred Stock would be convertible at the ratio of 1:10 on the record date for the vote, or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited; and (ii) the holders of Common Stock shall have one vote per share of Common Stock held as of such date.

(5) Limitation. No holder of shares of the Preferred Stock shall be allowed to vote and convert into any position that would result the Preferred Stock Holder to hold more than nine and nine tenths percent (9.9%) of the Corporation's outstanding shares of Common Stock.

(6) Covenants. In addition to any other rights provided by law, the Corporation shall not, without first obtaining the affirmative vote or written consent of the holders of a majority of the outstanding shares of Preferred Stock, do any of the following:

(1) take any action which would either alter, change or affect the rights, preferences, privileges or restrictions of the Preferred Stock or increase the number of shares of such series authorized hereby or designate any other series of Preferred Stock;

(2) increase the size of any equity incentive plan (s) or arrangements;

(3) make fundamental changes to the business of the Corporation;

(4) make any changes to the terms of the Preferred Stock or to the Corporation's Articles of Incorporation or Bylaws, including by designation of any stock;

(5) create any new class of shares having preferences over or being on a parity with the Preferred Stock as to dividends or assets, unless the purpose of creation of such class is, and the proceeds to be derived from the sale and issuance thereof are to be used for, the retirement of all Preferred Stock then outstanding;

(6) incur any indebtedness in excess of $1,000,000;

(7) make any change in the size or number of authorized directors;

(8) repurchase any of the Corporation's Common Stock;

(9) sell, convey or otherwise dispose of, or create or incur any mortgage, lien, charge or encumbrance on or security interest in or pledge of, or sell and leaseback, all or substantially all of the property or business of the Corporation or more than 50% of the stock of the Corporation;

(10) make any payment of dividends or other distributions or any redemption or repurchase of common stock or options or warrants to purchase common stock of the Corporation which would frustrate the right of the Preferred Stock to its cumulative dividend; or

(11) make any sale of additional Preferred Stock.

(7) Reissuance. No share or shares of Preferred Stock acquired by the Corporation by reason of conversion, all such shares thereafter shall be returned to be the status of unissued shares of Preferred Stock of the Corporation.

(8) Directors. The holders of Preferred Stock and Common Stock voting together as a class shall be entitled to elect the directors comprising the Board of Directors (and to fill any vacancies with respect thereto).

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